AllianceBernstein Funds
1345 Avenue of the Americas
New York, NY 10105


March 7, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Jacob Sandoval


Re: In the matter of the following SEC Filings:


                                                                     Fiscal Year
Fund                                                                     End
----                                                                 -----------
AB Blended Style Series, Inc. - Alliance Global Blend Portfolio      Liquidated
                                                                     11.24.08
AB Global Thematic Growth Fund                                       7.31.15
AB Blended Style Series - AB 2000-2055 Retirement Strategies         8.31.15
AB Global Bond Fund                                                  9.30.15
AB High Income Fund                                                  10.31.15
AB Institutional Funds - AB Global Real Estate Investment Fund II    10.31.15
AB Unconstrained Bond Fund                                           10.31.15


Dear Mr. Sandoval:

Enclosed are responses to the requests made during our phone conversation with you on February 5, 2016.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing ; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,


/s/ Joseph Mantineo
-------------------
Joseph Mantineo
Treasurer and Chief Financial
Officer of each Fund


cc:   Phil Kirstein, Senior Officer of the Funds
      Mark R. Manley, AllianceBernstein L.P.
      Emilie Wrapp, AllianceBernstein L.P.
      Stephen Laffey, AllianceBernstein L.P.
      Vince Noto, AllianceBernstein L.P
      Steve Woetzel, AllianceBernstein L.P.
      Phyllis Clarke, AllianceBernstein L.P.

Comment #1:
AB Blended Style Series, Inc. - Alliance Global Blend Portfolio - EDGAR Database
--------------------------------------------------------------------------------
The Portfolio is liquidated but is still shown as active on the EDGAR database. Please de-activate the Portfolio on EDGAR database.


Response #1:
The Adviser intends to maintain the registration of this Portfolio. For this purpose, it remains on the EDGAR database and, if subsequently offered, its registration statement will be updated.

Comment #2:
AB Blended Style Series, Inc. - AB 2000-2055 Retirement Strategies - Form N-CSR
-------------------------------------------------------------------------------
Are the Form N-CSR certification signatories comfortable signing the certifications before the independent auditors' opinion date?

Response #2:
The Adviser will review and consider whether any changes are warranted for the signing of the N-CSR certifications.

Comment #3:
AB Institutional Funds, Inc. - AB Global Real Estate
Investment Fund II - Form 24f-2
----------------------------------------------------
Please explain why the Form 24f-2 was filed late, on March 18, 2015.

Response #3:
The Form 24f-2 was inadvertently filed under an incorrect CIK and was subsequently corrected on March 18, 2015.

Comment #4:
AB High Income Fund - Form N-SAR
--------------------------------
Why was an amended Form N-SAR filed on January 2, 2015?

Response #4:
The purpose of this amended filing was to provide updated responses to questions 73(A)(1) and 73(B).

Comment #5:
AB Blended Style Series, Inc. - AB 2000-2055 Retirement Strategies - Form N-Q
-----------------------------------------------------------------------------
In accordance with Regulation S-X, Rule 12-14, an affiliated transaction table is required for Form N-Q when appropriate.

Response #5:
All future Form N-Q filings will include such disclosure as appropriate.

Comment #6:
All Applicable Funds - Form N-CSR
---------------------------------
Have any funds executed trades under Rule 17a-7? If yes, please disclose the existence of the policy for such transactions.

Response #6:
The funds are permitted to execute trades under Rule 17a-7 in accordance with procedures approved by the board. The funds intend to include such disclosure going forward.

Comment #7:
AB Global Thematic Growth Fund - Form N-CSR
-------------------------------------------
Disclose in the Statement of Operations if there was foreign capital gain taxes outstanding.

Response #7:
The Fund disclosed outstanding foreign capital gain taxes parenthetically next to the dividend incomes caption on the Statement of Operations.

Comment #8:
AB Global Thematic Growth Fund - N-CSR
--------------------------------------
Disclose the impact to total returns resulting from the contribution from the Adviser in the Financial Highlights.

Response #8:
The Fund will disclose any total returns impact resulting from contributions from affiliates and/or non-affiliates in the Financial Highlights.

Comment #9:
AB Global Thematic Growth Fund - N-CSR
--------------------------------------
Under the Security Lending note, is the open security on loan subject to a master lending agreement or other agreements that would require disclosure under ASU 2011-11?

Response #9:
The Fund's securities lending transactions are not subject to a master lending agreement or other agreements that would require disclosure under ASU 2011-11. Such transactions are governed by the terms of a separate securities lending agreement with the lending agent. The lending agent acts as an agent in lending transactions with the borrower. The agent is the liable party to the securities borrowers and is also obligated to indemnify the Fund in the case of default of any securities borrowed.

Comment #10:
AB Global Thematic Growth Fund and Other Applicable Funds - Form N-CSR
----------------------------------------------------------------------
Under the Security Lending note, the Fund will invest cash collateral proceeds in AB Exchange Reserves. Disclose any potential conflict of interest if the investment vehicle has management fees.

Response #10:
The cash collateral received is set up as an investment and a corresponding payable to lenders, and as a result, it has no impact to the management fee calculation.

Comment #11:
AB High Income Fund - N-CSR
---------------------------
In light of Form N-1A, Rule 27(b) (7) (ii) (A), is using a blended benchmark versus broad based benchmark appropriate for the "line graph"?

Response #11:
The Fund intends to show one of the component indexes in the line graph going forward.

Comment #12:
AB Global Bond Fund - N-CSR
---------------------------
For future reporting, please consider disclosing the interest rate calculation methodology for variable rate securities in the Portfolio of Investments.

Response #12:
The Fund will include such disclosure in future filings as appropriate.

Comment #13:
AB Global Bond Fund - N-CSR
---------------------------
Investments in OCL Opportunities Fund I and OCL Opportunities Fund II are flagged as illiquid and fair valued in the Portfolio of Investments. Are the securities also restricted? If so, disclose as such.

Response #13:
These securities are not restricted.


Comment #14:
AB Global Bond Fund - N-CSR
---------------------------
Consider disclosure of ROCSOP adjustments in the Notes to Financial Statements.

Response #14:
The Adviser believes the current ROCSOP narrative disclosure is in conformity under Section 7.184 of the AICPA Audit and Accounting Guide.